Exhibit 99.2
JERLAW-48606233.3 Companies (Jersey) Law 1991 Company Limited by Shares ARTICLES OF ASSOCIATION OF MAC COPPER LIMITED (ADOPTED ON 23 MAY 2023 AMENDED ON 22 NOVEMBER 2024 AMENDED ON 29 AUGUST 2025)

JERLAW-48606233.3 CONTENTS 1 Definitions, interpretation and exclusion of Standard Table .............................................. 1 Definitions ............................................................................................................................................... 1 Interpretation .......................................................................................................................................... 5 Exclusion of Standard Table .................................................................................................................. 6 2 Shares ....................................................................................................................................... 6 Power to issue Shares and options, with or without special rights ........................................................ 6 Power to issue fractions of a Share ....................................................................................................... 6 Capital contributions without issue of further Shares ............................................................................. 6 Limit on the number of Joint Holders ..................................................................................................... 7 Treasury Shares ..................................................................................................................................... 7 3 Class Rights Attributed to the Ordinary Shares ................................................................... 7 4 Class Rights Attributed to the Preference Shares ............................................................... 7 5 Register of Members and share certificates ......................................................................... 9 Issue of share certificates ....................................................................................................................... 9 Renewal of lost or damaged share certificates ...................................................................................... 9 Uncertificated shares ............................................................................................................................ 10 6 ASX Restrictions .................................................................................................................... 10 Application of this Article ...................................................................................................................... 10 General Restrictions ............................................................................................................................. 11 Restricted Securities............................................................................................................................. 11 7 Transfer of shares .................................................................................................................. 12 Form of transfer .................................................................................................................................... 12 Power to refuse registration ................................................................................................................. 12 Notice of refusal to register .................................................................................................................. 12 Fee, if any, payable for registration ...................................................................................................... 13 Company may retain instrument of transfer ......................................................................................... 13 Transfer to branch register ................................................................................................................... 13 Holding of Shares through Direct Registration System ....................................................................... 13 Security ................................................................................................................................................. 13 No lien on Secured Shares .................................................................................................................. 14 No forfeiture of Secured Shares ........................................................................................................... 14 8 Redemption, Purchase and Surrender of Shares, Treasury Shares ................................ 14 Power to pay for redemption or purchase in cash or in specie ............................................................ 15 Effect of redemption or purchase of a Share ....................................................................................... 15 9 Variation of Rights Attaching to Shares .............................................................................. 15 10 Commission on Sale of Shares ............................................................................................ 16 11 Non-Recognition of Trusts .................................................................................................... 16 12 Transmission of Shares ........................................................................................................ 16 Persons entitled on death of a Member ............................................................................................... 16 Registration of transfer of a Share following death or bankruptcy ....................................................... 16

JERLAW-48606233.3 Indemnity .............................................................................................................................................. 17 Rights of person entitled to a Share following death or bankruptcy .................................................... 17 13 Alteration of capital ................................................................................................................ 17 Increasing, consolidating, converting, dividing and cancelling share capital ....................................... 17 Reducing share capital ......................................................................................................................... 18 Sale of fractions of Shares ................................................................................................................... 18 14 Closing Register of Members or Fixing Record Date ........................................................ 18 15 General Meetings ................................................................................................................... 19 Power to call meetings ......................................................................................................................... 19 Annual general meetings ...................................................................................................................... 19 Content of notice .................................................................................................................................. 20 Period of notice ..................................................................................................................................... 20 Persons entitled to receive notice ........................................................................................................ 21 Publication of notice on a website ........................................................................................................ 21 Time a website notice is deemed to be given ...................................................................................... 21 Required duration of publication on a website ..................................................................................... 21 Accidental omission to give notice or non-receipt of notice ................................................................. 22 Notice of other business ....................................................................................................................... 22 Written resolutions ................................................................................................................................ 26 16 Proceedings at meetings of Members ................................................................................. 27 Quorum ................................................................................................................................................. 27 Use of technology ................................................................................................................................. 28 Lack of quorum ..................................................................................................................................... 28 Adjournment ......................................................................................................................................... 28 Chair ..................................................................................................................................................... 29 Right of a Director or auditor's representative to attend and speak .................................................... 29 Method of voting ................................................................................................................................... 29 Taking of a poll ..................................................................................................................................... 29 Chair has casting vote .......................................................................................................................... 30 17 Voting rights of Members ...................................................................................................... 30 Right to vote ......................................................................................................................................... 30 Rights of Joint Holders ......................................................................................................................... 30 Member with mental disorder ............................................................................................................... 30 Objections to admissibility of votes ...................................................................................................... 31 Form of proxy ....................................................................................................................................... 31 How and when proxy is to be delivered ............................................................................................... 31 Voting by proxy ..................................................................................................................................... 32 18 Corporations Acting by Representatives at Meeting ......................................................... 32 19 Clearing Houses ..................................................................................................................... 33 20 Directors .................................................................................................................................. 33 21 Appointment, disqualification and removal of Directors .................................................. 34 No age limit ........................................................................................................................................... 34

JERLAW-48606233.3 No corporate Directors ......................................................................................................................... 34 Appointment of Directors ...................................................................................................................... 34 Removal of Directors ............................................................................................................................ 34 Filling of vacancies ............................................................................................................................... 34 Resignation of Directors ....................................................................................................................... 34 Corporate governance policies ............................................................................................................ 35 No shareholding qualification ............................................................................................................... 35 22 Directors' Fees and Expenses .............................................................................................. 35 23 Powers and duties of Directors ............................................................................................ 35 24 Delegation of powers ............................................................................................................. 36 Power to delegate any of the Directors' powers to a committee.......................................................... 36 Power to appoint an agent of the Company ......................................................................................... 36 Power to appoint an attorney or authorised signatory of the Company .............................................. 36 Management ......................................................................................................................................... 37 25 Disqualification of Directors ................................................................................................. 37 26 Meetings of Directors ............................................................................................................ 38 Regulation of Directors' meetings ........................................................................................................ 38 Calling meetings ................................................................................................................................... 38 Use of technology ................................................................................................................................. 38 Quorum ................................................................................................................................................. 39 Voting .................................................................................................................................................... 39 Validity .................................................................................................................................................. 39 27 Permissible Directors' interests and disclosure ................................................................ 39 28 Minutes .................................................................................................................................... 40 Written resolutions ................................................................................................................................ 40 29 Dividends ................................................................................................................................ 41 Payment of dividends by Directors ....................................................................................................... 41 Apportionment of dividends .................................................................................................................. 42 Right of set off ...................................................................................................................................... 42 Power to pay other than in cash ........................................................................................................... 42 How payments may be made ............................................................................................................... 42 Dividends or other monies not to bear interest in absence of special rights ....................................... 43 Unclaimed Dividends ............................................................................................................................ 43 30 Accounts and audits .............................................................................................................. 43 Accounting and other records .............................................................................................................. 43 No automatic right of inspection ........................................................................................................... 43 Sending of accounts and reports ......................................................................................................... 44 Time of receipt if documents are published on a website .................................................................... 44 Validity despite accidental error in publication on website................................................................... 45 When accounts are to be audited ........................................................................................................ 45 31 Audit ........................................................................................................................................ 45 32 Seal .......................................................................................................................................... 45

JERLAW-48606233.3 Company seal ....................................................................................................................................... 45 Official seal ........................................................................................................................................... 45 When and how seal is to be used ........................................................................................................ 46 If no seal is adopted or used ................................................................................................................ 46 Power to allow non-manual signatures and facsimile printing of seal ................................................. 46 Validity of execution.............................................................................................................................. 46 33 Officers .................................................................................................................................... 47 34 Register of Directors and Officers ....................................................................................... 47 35 Capitalisation of profits ......................................................................................................... 47 36 Notices .................................................................................................................................... 48 Form of notices ..................................................................................................................................... 48 Signatures............................................................................................................................................. 48 Evidence of transmission ..................................................................................................................... 49 Delivery of notices ................................................................................................................................ 49 Giving notice to a deceased or bankrupt Member ............................................................................... 49 Saving provisions ................................................................................................................................. 49 37 Authentication of Electronic Records ................................................................................. 50 Application of Articles ........................................................................................................................... 50 Authentication of documents sent by Members by Electronic means ................................................. 50 Authentication of document sent by the Secretary or Officers by Electronic means ........................... 50 Manner of signing ................................................................................................................................. 51 Saving provision ................................................................................................................................... 51 38 Information .............................................................................................................................. 51 39 Indemnity ................................................................................................................................ 52 Indemnity .............................................................................................................................................. 52 40 Forum ...................................................................................................................................... 53 41 Financial Year ......................................................................................................................... 53 42 Winding up .............................................................................................................................. 53 Distribution of assets in specie ............................................................................................................. 53 43 Business Opportunities......................................................................................................... 54 44 Scheme of Arrangement........................................................................................................ 54

1 JERLAW-48606233.3 Companies (Jersey) Law 1991 Company Limited by Shares Articles of Association of MAC Copper Limited 1 Definitions, interpretation and exclusion of Standard Table Definitions 1.1 In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows: Affiliate means: (a) in the case of a natural person, such person's parents, parents-in-law, spouse, children or grandchildren, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by such person or any of the foregoing, and (b) in the case of a corporation, partnership or other entity or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term control shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of a corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity; provided that the Company and its subsidiaries shall not be considered Affiliates of the Members. Articles means, as appropriate: (a) these Articles of Association as amended from time to time; or (b) two or more particular Articles of these Articles; and Article refers to a particular Article of these Articles; ASX means ASX Limited or Australian Securities Exchange, as the context requires;

2 JERLAW-48606233.3 Business Day means a day, excluding Saturdays or Sundays, on which banks in New York, New York, United States of America and the Island are open for general banking business throughout their normal business hours; Commission means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act; Company means the above-named company; Company's Website means the website of the Company (if any); Designated Stock Exchange means the New York Stock Exchange or any other stock exchange or automated quotation system on which the Company's securities are then traded; Designee means an individual elected to the board of Directors that has been nominated by a Member in accordance with the Articles; Directors means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof; Dividend means any dividend (whether interim or final) resolved to be paid on Shares pursuant to these Articles; Electronic has the meaning given to that term in the Electronic Communications (Jersey) Law 2000; electronic communication means electronic transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than a majority vote of the Directors; Electronic Record has the meaning given to that term in the Electronic Communications (Jersey) Law 2000; Electronic Signature has the meaning given to that term in the Electronic Communications (Jersey) Law 2000; Exchange Act means the United States Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; Exemption Order means the Companies (Transfers of Shares – Exemptions) (Jersey) Order 2014; Fully Paid and Paid Up means that the agreed issue price for a Share has been fully paid or credited as paid in money or money's worth; Island means Jersey, Channel Islands;

3 JERLAW-48606233.3 Joint Holders means two or more persons registered as the holders of a Share or Shares or who are jointly entitled to a Share or Shares by reason of the death or bankruptcy of the registered holder; Law means the Companies (Jersey) Law 1991; Market Price means for any given day, the price quoted in respect of the Ordinary Shares on the Designated Stock Exchange of the close of trading on such day, or if such day is not a date on which the Designated Stock Exchange is open, then the close of trading on the previous trading day; Member means any person or persons entered on the register of members from time to time as the holder of a Share; Member Associated Person a Member Associated Person of any Member shall mean: (a) any Affiliate of, or person acting in concert with, such Member; (b) any beneficial owner of Shares of the Company owned of record or beneficially by such Member and on whose behalf the proposal or nomination, as the case may be, is being made; or (c) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (a) and (b); Memorandum means the Memorandum of Association of the Company as amended from time to time; month means a calendar month; Nominating Member means: (a) the Member providing the notice of the nomination proposed to be made at a general meeting; (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at any general meeting is made; and (c) any affiliate or associate of such stockholder or beneficial owner; Officer means a person appointed to hold an office in the Company; and the expression includes a Director or liquidator, but does not include the Secretary; Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote;

4 JERLAW-48606233.3 Ordinary Shares means the ordinary shares of US$0.0001 each in the capital of the Company and having the rights and being subject to the restrictions specified in these Articles; PDF means Portable Document Format; Preference Shares means the preference shares of US$0.0001 each in the capital of the Company and having the rights and being subject to the restrictions specified in these Articles; Register of Members means the register (including any branch register) maintained by the Company in accordance with Article 41 or Article 49 of the Law; Registered Office means the registered office for the time being of the Company; Regulations means the Companies (Uncertificated Securities) (Jersey) Order 1999 including any modification or re-enactment of them for the time being in force; Seal means the common seal of the Company including any facsimile thereof; Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary; Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statutes and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time; Share means any Ordinary Shares, Preference Share or any other share in the share capital of the Company, and the expression: (a) includes stock (except where a distinction between shares and stock is expressed or implied); and (b) where the context permits, also includes a fraction of a share; signed means a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication; Special Resolution has the meaning given to that term in the Law; subsidiary has the meaning given to that term in Article 2 of the Law; Treasury Share means a Share held in the name of the Company as a treasury share in accordance with the Law; and year means a calendar year.

5 JERLAW-48606233.3 Interpretation 1.2 In the interpretation of these Articles, save where the context requires otherwise: (a) words importing the singular number shall include the plural number and vice versa; (b) words importing the masculine gender only (i.e., he and his) shall include the feminine gender (i.e., her and hers) and shall include references to entities without gender (i.e., it and its); (c) a reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency; (d) may shall be construed as permissive and "shall" shall be construed as imperative; (e) a reference to a dollar or dollars (or US$) is a reference to dollars of the United States of America; (f) references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force; (g) any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; (h) written and in writing means all modes of representing or reproducing words in visible form, including in the form of an electronic record and any requirements as to delivery under these Articles include delivery in the form of an electronic record; where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, such writing shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference; (i) the term "clear days" in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; (j) the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share; (k) headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity; (l) where a word or phrase is given a defined meaning, another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning; and

6 JERLAW-48606233.3 (m) all references to time are to be calculated by reference to time in the place where the Company's registered office is located. Exclusion of Standard Table 1.3 The regulations contained in the Standard Table adopted pursuant to the Companies (Standard Table) (Jersey) Order 1992 and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company. 2 Shares Power to issue Shares and options, with or without special rights 2.1 Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in a general meeting) and where applicable, the rules and regulations of the Designated Stock Exchange and/or any other competent regulatory authority or otherwise under applicable law, and without prejudice to any rights attached to any existing Shares, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise any or all of which may be greater than the powers and rights associated with the Ordinary Shares, to such persons, at such times and on such other terms as they think proper, which shall be conclusively evidenced by their approval of the terms thereof, and may also (subject to the Law and these Articles) vary such rights. 2.2 The Company shall not issue Shares in bearer form and shall only issue Shares as fully paid. Power to issue fractions of a Share 2.3 Subject to the Law, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares. Capital contributions without issue of further Shares 2.4 With the consent of a Member, the Directors may accept a voluntary contribution from that Member without issuing Shares in return. If the Directors agree to accept a voluntary contribution from a Member, the Directors shall resolve whether that contribution shall be treated as an addition to the stated capital account of the Company or to a general reserve of the Company (it being understood that the contribution is not provided by way of loan).

7 JERLAW-48606233.3 Limit on the number of Joint Holders 2.5 In respect of a Share, the Company shall not be required to enter the names of more than four Joint Holders in the Register of Members of the Company. 2.6 If two or more persons are registered as Joint Holders of a Share, then any one of those Joint Holders may give effectual receipts for moneys payable in respect of that Share. Treasury Shares 2.7 From time to time, the Company may hold its own Shares as Treasury Shares and the Directors may sell, transfer or cancel any Treasury Shares in accordance with the Law. For the avoidance of doubt, the Company shall not be entitled to vote or receive any distributions in respect of any Treasury Shares held by it. 3 Class Rights Attributed to the Ordinary Shares 3.1 The holders of the Ordinary Shares shall be: (a) entitled to Dividends in accordance with the relevant provisions of these Articles; (b) entitled to and are subject to the provisions in relation to winding up of the Company provided for in these Articles; and (c) entitled to receive notice of and attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in the name of such holder in the Register of Members, both in accordance with the relevant provisions of these Articles. 3.2 All Ordinary Shares shall rank pari passu with each other in all respects. 4 Class Rights Attributed to the Preference Shares 4.1 Preference Shares may be issued from time to time in one or more series, each of such series to have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed to the holders upon issue thereof, or in any resolution or resolutions providing for the issue of such series adopted by the Directors as hereinafter provided. 4.2 Authority is hereby granted to the Directors, subject to the provisions of the Memorandum, these Articles and applicable law, to create one or more series of Preference Shares and, with respect to each such series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company: (a) the number of Preference Shares to constitute such series and the distinctive designation thereof;

8 JERLAW-48606233.3 (b) the dividend rate on the Preference Shares of such series, the dividend payment dates, the periods in respect of which dividends are payable (Dividend Period), whether such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate; (c) whether the Preference Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates, or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions; (d) the preferences, if any, and the amounts thereof, which the Preference Shares of such series shall be entitled to receive upon the winding up of the Company; (e) the voting power, if any, of the Preference Shares of such series; (f) transfer restrictions and rights of first refusal with respect to the Preference Shares of such series; and (g) such other terms, conditions, special rights and provisions as may seem advisable to the Directors. 4.3 Notwithstanding the fixing of the number of Preference Shares constituting a particular series upon the issuance thereof, the Directors at any time thereafter may authorise the issuance of additional Preference Shares of the same series subject always to the Law and the Memorandum. 4.4 No Dividend shall be declared and set apart for payment on any series of Preference Shares in respect of any Dividend Period unless there shall likewise be or have been paid, or declared and set apart for payment, on all Preference Shares of each other series entitled to cumulative Dividends at the time outstanding which rank senior or equally as to Dividends with the series in question, Dividends pro rateably in accordance with the sums which would be payable on the said Preference Shares through the end of the last preceding Dividend Period if all Dividends were declared and paid in full. 4.5 If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of Preference Shares which (a) are entitled to a preference over the holders of the Ordinary Shares upon such winding up and (b) rank equally in connection with any such distribution shall be insufficient to pay in full the preferential amount to which the holders of such Preference Shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preference Shares pro rateably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

9 JERLAW-48606233.3 5 Register of Members and share certificates Issue of share certificates 5.1 The Company shall maintain or cause to be maintained the Register of Members in accordance with the Law. 5.2 Subject to and to the extent permitted by the Law, the Company, or the Directors on behalf of the Company, may cause to be kept and maintained in any country, territory or place, a branch Register of Members resident in such country, territory or place, and the Company may, or the Directors on behalf of the Company may, make and vary such regulations as it or they may think fit regarding the keeping of any such branch register. 5.3 Upon being entered in the Register of Members as the holder of a Share, a Member shall, subject to Article 5.8, be entitled: (a) without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member's holding of Shares of any class, to a certificate for the balance of that holding); and (b) upon payment of such reasonable sum as the Directors may determine for every certificate after the first, to several certificates each for one or more of that Member's Shares. 5.4 Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the Directors determine. 5.5 The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one Joint Holder shall be a sufficient delivery to all of them. 5.6 All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member's registered address as appearing in the Register of Members. Every share certificate sent in accordance with these Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery. Renewal of lost or damaged share certificates 5.7 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to: (a) evidence; (b) indemnity;

10 JERLAW-48606233.3 (c) payment of the expenses reasonably incurred by the Company in investigating the evidence; and (d) payment of a reasonable fee, if any, for issuing a replacement share certificate; as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate. Uncertificated shares 5.8 Subject to Article 5.9, at any time the Shares are listed on the Designated Stock Exchange (provided that the Designated Stock Exchange remains an "approved stock exchange" (as defined in the Exemption Order)), the Company shall not be required to (although may, in its absolute discretion choose to), provide a share certificate in accordance with Article 5.3. 5.9 Following a written request at any time from a Member to the Company requesting a share certificate in respect of Shares held by that Member, the Company shall, within 2 months of receipt by the Company of that written request, complete and have ready for delivery the certificate of such Shares in respect of which the request was made unless the conditions of allotment of the Shares otherwise provide. 6 ASX Restrictions Application of this Article 6.1 This Article 6 only applies while the Company is admitted to the official list of ASX. 6.2 In this Article 6: ASX Listing Rules means Listing Rules of ASX and any other rules of ASX which are applicable to the Company while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX. Escrow Period means the escrow period applicable to Restricted Securities in accordance with the ASX Listing Rules. Restricted Securities has the meaning given to that term in the ASX Listing Rules. Restriction Deed means each restriction deed within the meaning and for the purposes of the ASX Listing Rules.

11 JERLAW-48606233.3 General Restrictions 6.3 For such time as the Company is admitted to the official list of the ASX: (a) notwithstanding anything in these Articles, if the ASX Listing Rules prohibit an act being done, the act shall not be done; (b) nothing contained in these Articles prevents an act being done that the ASX Listing Rules require to be done; (c) if the ASX Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be); (d) if the ASX Listing Rules require these Articles to contain a provision and it does not contain such a provision, these Articles are deemed to contain that provision; (e) if the ASX Listing Rules require these Articles not to contain a provision and it contains such a provision, these Articles are deemed not to contain that provision; and (f) if any provision of these Articles is or becomes inconsistent with the ASX Listing Rules, these Articles are deemed not to contain that provision to the extent of the inconsistency. Restricted Securities 6.4 For such time as the Company is admitted to the official list of ASX: (a) a holder of Restricted Securities must not dispose of, or agree to offer to dispose of, the securities during the Escrow Period except as permitted by the ASX Listing Rules or ASX; (b) if Restricted Securities are in the same class as quoted securities, the holder will be taken to have agreed in writing that the Restricted Securities are to be kept in the Company's issue sponsored sub register and are to have a holding lock applied for the duration of the Escrow Period applicable to those securities; (c) the Company will refuse to acknowledge any disposal (including, without limitation, to register any transfer) of Restricted Securities during the Escrow Period applicable to those securities except as permitted by the ASX Listing Rules or ASX; (d) a holder of Restricted Securities will not be entitled to participate in any return of capital on those securities during the Escrow Period applicable to those securities except as permitted by the ASX Listing Rules or ASX; and (e) if a holder of Restricted Securities breaches a Restriction Deed or a provision of these Articles restricting a disposal of those securities, the holder will not be entitled to any

12 JERLAW-48606233.3 dividend or distribution, or to exercise any voting rights, in respect of those securities for so long as the breach continues. 7 Transfer of shares Form of transfer 7.1 Subject to these Articles (including Article 7.8), any agreement between a Member and the Company, and the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including, but not limited to the Exchange Act), any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors acting reasonably and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. 7.2 The instrument of transfer shall be executed by or on behalf of the transferor. Without prejudice to the last preceding Article, the Directors may also resolve, either generally or in any particular case, upon request by the transferor or transferee to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered into the Register of Members in respect thereof. Power to refuse registration 7.3 The Directors may decline to recognise any instrument of transfer unless: (a) the instrument of transfer is in respect of only one class of Share; (b) the instrument of transfer is lodged at the Registered Office or such other place as the Register of Members is kept in accordance with the Law accompanied by the relevant share certificate(s) (if any) or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and (c) the instrument of transfer is duly and properly signed and endorsed or accompanied by the share certificates in respect of the relevant Shares or an indemnity. Notice of refusal to register 7.4 If the Directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

13 JERLAW-48606233.3 Fee, if any, payable for registration 7.5 If the Directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share. Company may retain instrument of transfer 7.6 The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given. Transfer to branch register 7.7 The Directors in so far as permitted by any applicable law and rules of the Designated Stock Exchange may, in their absolute discretion, at any time and from time to time transfer any Share upon the Register of Members to any branch register or any Share on any branch register to the Register of Members or any other branch register. In the event of any such transfer, the Member requesting such transfer shall bear the cost of effecting such transfer unless the Directors otherwise determine. Holding of Shares through Direct Registration System 7.8 At any time any of the Shares are listed on the Designated Stock Exchange (provided that the Designated Stock Exchange remains an approved stock exchange (as defined in the Exemption Order)), a transfer of such Shares is exempt from the provisions of Article 42(1) of the Law requiring an instrument of transfer to be delivered to the Company where the following conditions are met in respect of such transfer: (a) the transfer is made: (i) to or from an approved central securities depository (as defined in the Exemption Order), or (ii) by means of a computer system (as defined in the Exemption Order); and (b) the transfer is in accordance with the relevant laws (as defined in the Exemption Order) applicable to, and relevant rules and regulations of, the Designated Stock Exchange. Security 7.9 Notwithstanding any other provision of these Articles, if any of the shares of the Company (the Secured Shares) are subject to a security interest created pursuant to the Security Interests (Jersey) Law 1983 or 2012 (as amended, modified, replaced or superseded) (the Security Interests Law) and Secured Shares are to be transferred pursuant to the exercise of the power of sale or enforcement under the Security Interests Law or the provisions of the relevant security agreement:

14 JERLAW-48606233.3 (a) Article 7.3 shall not apply; (b) the directors shall not refuse to register such a transfer of the Secured Shares if the following conditions have been satisfied: (i) a validly executed instrument of transfer relating to the Secured Shares has been lodged at the registered office of the Company; and (ii) the instrument of transfer is accompanied by the share certificate(s) in respect of the Secured Shares or, where the share certificate(s) are not available, a confirmation in writing that the share certificate has been lost or destroyed and that if it is found it will be returned to the directors; and (c) no fee shall be charged or payable in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any such Secured Shares pursuant to Article 7.5 or otherwise. No lien on Secured Shares 7.10 Notwithstanding any other provision of these Articles, if Secured Shares (as defined in Article 7.9) are to be transferred pursuant to the exercise of the power of sale or enforcement under the Security Interests Law or the provisions of the relevant security agreement, the Company shall not have any lien on any Secured Shares for any moneys (whether presently payable or not) payable at a fixed time or called in respect of any Secured Shares. No forfeiture of Secured Shares 7.11 Notwithstanding any other provision of these Articles, no Secured Shares (as defined in Article 7.9) may be forfeited. 8 Redemption, Purchase and Surrender of Shares, Treasury Shares 8.1 Subject to the provisions, if any, in these Articles, the Memorandum, applicable law, including the Law and the rules of the Designated Stock Exchange, the Company may: (a) issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such Shares, determine; and (b) purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member, provided that the manner of purchase is in accordance with any applicable requirements imposed from time to time by the Commission or the Designated Stock Exchange. 8.2 The Company may make a payment in respect of the redemption or purchase of Shares in any manner authorised by the Law, including out of capital, profits or the proceeds of a fresh issue of Shares.

15 JERLAW-48606233.3 8.3 The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share. 8.4 The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration). Power to pay for redemption or purchase in cash or in specie 8.5 When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one way and partly in the other way). Effect of redemption or purchase of a Share 8.6 Upon the date of redemption or purchase of a Share: (a) the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive: (i) the applicable payment for the Share; and (ii) any dividend declared in respect of the Share prior to the date of redemption or purchase; (b) the Member's name shall be removed from the Register of Members with respect to the Share; and (c) the Share shall be cancelled or become a Treasury Share. For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase occurs. 9 Variation of Rights Attaching to Shares 9.1 If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of these Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

16 JERLAW-48606233.3 9.2 For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares. 9.3 The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking in priority to or pari passu therewith. 10 Commission on Sale of Shares The Company may, in so far as the Law permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful. 11 Non-Recognition of Trusts Except as required by law: (a) no person shall be recognised by the Company as holding any Share on any trust; and (b) no person other than the Member shall be recognised by the Company as having any right in a Share. 12 Transmission of Shares Persons entitled on death of a Member 12.1 If a Member dies, the survivor or survivors (where he was a Joint Holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder. Registration of transfer of a Share following death or bankruptcy 12.2 Any person becoming entitled to a Share in consequence of the death or bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline registration as they would

17 JERLAW-48606233.3 have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy, liquidation or dissolution, as the case may be. Indemnity 12.3 The Directors may require a person registered as a Member by reason of the death or bankruptcy of another Member to indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration. Rights of person entitled to a Share following death or bankruptcy 12.4 A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to these Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with. 13 Alteration of capital Increasing, consolidating, converting, dividing and cancelling share capital 13.1 To the fullest extent permitted by the Law, the Company may by Special Resolution do any of the following (and amend its Memorandum and its Articles for that purpose): (a) increase or reduce the number of Shares that it is authorised to issue; (b) consolidate all or any of the Shares (whether issued or not) into fewer shares; or (c) divide all or any of the Shares (whether issued or not) into more shares. 13.2 All new Shares created hereunder shall be subject to the same provisions with reference to the payment of liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18 JERLAW-48606233.3 Reducing share capital 13.3 Subject to the Law and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way. Sale of fractions of Shares 13.4 Whenever, as a result of a consolidation or division of Shares, any Members would become entitled to fractions of a Share, the Directors may, in their absolute discretion, on behalf of those Members, sell the Shares representing the fractions for (i) the Market Price on the date of such consolidation or division, in the case of any shares listed on a Designated Stock Exchange, and (ii) the best price reasonably obtainable by the Company, in the case of any shares not listed on a Designated Stock Exchange, and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorise (and the relevant Member hereby authorises) any person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. 14 Closing Register of Members or Fixing Record Date 14.1 For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange or otherwise under applicable law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. 14.2 In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose. 14.3 If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

19 JERLAW-48606233.3 15 General Meetings Power to call meetings 15.1 The Directors, the chief executive officer of the Company or the chair of the board of Directors, may call a general meeting at any time. 15.2 If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors. 15.3 The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles. 15.4 The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting. 15.5 The requisition must also: (a) specify the objects of the meeting; (b) be signed by or on behalf of the requisitioners. The requisition may consist of several documents in like form signed by one or more of the requisitioners; and (c) be deposited at the Company's registered office in accordance with the notice provisions. 15.6 Should the Directors fail to call a general meeting within 21 days from the date of deposit of a requisition to be held within 2 months of that date, the requisitioners or any of them representing more than one half of the total voting rights of all of them, may call a general meeting to be held within three months from that date. 15.7 Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors. 15.8 If the Members call a meeting under the above Articles, the Company shall reimburse their reasonable expenses. Annual general meetings 15.9 The Company shall hold annual general meetings unless otherwise dispensed with in accordance with the Law. The first annual general meeting shall be held within a period of 18 months of the Company's incorporation and thereafter at least once in every calendar year. Not more than 18 months may elapse between one annual general meeting and the next.

20 JERLAW-48606233.3 Content of notice 15.10 Notice of a general meeting shall specify each of the following: (a) the place, the date and the time of the meeting in the case of any meeting which includes a physical location, or if the directors determine that the meeting is only to be held virtually, the date and time of the meeting and the place of such meeting shall be deemed to be held at the Registered Office; (b) if the meeting is to be held in two or more places, it is only to be held as a virtual meeting or will be a combination of these, the technology that will be used to facilitate the meeting; (c) subject to Articles 15.10(d) and 15.20, the general nature of the business to be transacted; (d) if a resolution is proposed as a Special Resolution, the text of that resolution; and (e) in the case of an annual general meeting, that the meeting is an annual general meeting. 15.11 In each notice, there shall appear with reasonable prominence the following statements: (a) that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and (b) that a proxy need not be a Member. Period of notice 15.12 A general meeting, including an annual general meeting, shall be called by at least 14 clear days' notice (but not more than sixty (60) calendar days' notice). A meeting, however, may be called on shorter notice if it is so agreed: (a) in the case of an annual general meeting, by all the Members entitled to attend and vote at that meeting; and (b) in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at that meeting, being a majority together holding not less than: (i) 95% where a Special Resolution is to be considered; or (ii) 90% for all other meetings; of the total voting rights of the Members who have that right.

21 JERLAW-48606233.3 Persons entitled to receive notice 15.13 Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people: (a) the Members; (b) persons entitled to a Share in consequence of the death or bankruptcy of a Member; (c) the Directors; (d) the Company's auditor (if any); and (e) persons entitled to vote in respect of a Share in consequence of the incapacity of a Member. Publication of notice on a website 15.14 Subject to the Law, a notice of a general meeting may be published on a website providing the recipient is given separate notice of: (a) the publication of the notice on the website; (b) the address of the website; (c) the place on the website where the notice may be accessed; (d) how it may be accessed; and (e) the place, date and time of the general meeting. 15.15 If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member in writing or by any other means permitted by these Articles but this will not affect when that Member is deemed to have been given notice of the meeting. Time a website notice is deemed to be given 15.16 A website notice is deemed to be given when the Member is given notice of its publication. Required duration of publication on a website 15.17 Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

22 JERLAW-48606233.3 Accidental omission to give notice or non-receipt of notice 15.18 Proceedings at a meeting shall not be invalidated by the following: (a) an accidental failure to give notice of the meeting or an instrument of proxy to any person entitled to notice; or (b) non-receipt of notice of the meeting or an instrument of proxy by any person entitled to notice. 15.19 In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published: (a) in a different place on the website; or (b) for only part of the period from the date of the notification until the conclusion of the meeting to which the notice relates. Notice of other business 15.20 No business may be transacted at any general meeting, other than business that is either: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Directors (or any duly authorised committee thereof) or pursuant to a requisition of a meeting by Members in accordance with Article 15.3, (b) otherwise properly brought before an annual general meeting by or at the direction of the Directors (or any duly authorised committee thereof); or (c) otherwise properly brought before an annual general meeting by any Member of the Company who: (i) is a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such annual general meeting; and (ii) complies with the notice procedures set forth in this Article. 15.21 In addition to any other applicable requirements, for business to be brought properly before a general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company and comply with Article 15.24and 15.27. 15.22 Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the registered office of the Company not less than 120 calendar days prior to the one-year anniversary of the Company's proxy statement released to Members in connection with the previous year's annual general meeting or, if the Company did not hold an annual general

23 JERLAW-48606233.3 meeting the previous year, or if the calendar date of the current year's annual general meeting has been changed by more than 30 days from the calendar date of the previous year's annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials. 15.23 All notices of general meetings shall be sent or otherwise given in accordance with this Article not less than fourteen (14) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and: (a) in the case of an extraordinary general meeting, the purpose or purposes for which the meeting is called (no business other than that specified in the notice may be transacted); or (b) in the case of the annual general meeting, those matters which the Directors, at the time of giving the notice, intend to present for action by the members (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which Directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the Directors intend to present for election. 15.24 For matters other than for the nomination for election of a Director to be made by a Member, to be timely such Member's notice shall be delivered to the Company at the principal executive offices of the Company not less than ninety (90) days and not more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year's annual general meeting; provided, however, that if the Company's annual general meeting occurs on a date more than thirty (30) days earlier or later than the Company's prior year's annual general meeting, then the Directors shall determine a date a reasonable period prior to the Company's annual general meeting by which date the Members notice must be delivered and publicise such date in a filing pursuant to the Exchange Act, or via press release. Such publication shall occur at least fourteen (14) days prior to the date set by the Directors. Each Member shall have the right (but not the obligation) to nominate at any time the persons to be elected to the board of Directors in accordance with the provisions of these Articles for the election of Directors. 15.25 To be in proper written form, a Member's notice to the Company must set forth as to such matter such Member proposes to bring before the annual general meeting: (a) a reasonably brief description of the business desired to be brought before the annual general meeting, including the text of the proposal or business, and the reasons for conducting such business at the annual general meeting; (b) the name and address, as they appear on the Company's Register of Members, of the Member proposing such business and any Member Associated Person; (c) the class or series and number of Shares of the Company that are held of record or are beneficially owned by such Member or any Member Associated Person and any

24 JERLAW-48606233.3 derivative positions held or beneficially held by the Member or any Member Associated Person; (d) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such Member or any Member Associated Person with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such Member or any Member Associated Person with respect to any securities of the Company; (e) any material interest of the Member or a Member Associated Person in such business, including a reasonably detailed description of all agreements, arrangements and understandings between or among any of such Members or between or among any proposing Members and any other person or entity (including their names) in connection with the proposal of such business by such Member; and (f) a statement as to whether such Member or any Member Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting Shares required under applicable law and the rules of the Designated Stock Exchange to carry the proposal. 15.26 In addition to any other applicable requirements for a nomination for election of a Director to be made by a Member of the Company (other than Directors to be nominated by any series of Preferred Shares, voting separately as a class), such Member must: (a) be a Member of record on both: (i) the date of the giving of the notice by such Member provided for in this Article; and (ii) the record date for the determination of Members entitled to vote at such annual general meeting; (b) on each such date beneficially own more than 15% of the issued Ordinary Shares (unless otherwise provided in the Exchange Act or the rules and regulations of the Commission); and (c) have given timely notice thereof in proper written form to the Secretary of the Company. If a Member is entitled to vote only for a specific class or category of Directors at a meeting of the Members, such Member's right to nominate one or more persons for election as a Director at the meeting shall be limited to such class or category of Directors.

25 JERLAW-48606233.3 15.27 To be timely for purposes of Article 15.25, a Member's notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than ninety (90) nor more than one hundred twenty (120) days prior to the meeting; provided, however, that in the event less than one hundred thirty (130) days' notice or prior public disclosure of the date of the meeting is given or made to Members, notice by the Member to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made. 15.28 To be in proper written form for purposes of Article 15.25, a Member's notice to the Secretary must set forth: (a) as to each Nominating Member: (i) the information that is requested in Articles 15.25(b) to 15.25(f); and (ii) any other information relating to such Member that would be required to be disclosed pursuant to any applicable law and rules of the Commission or of the Designated Stock Exchange; and (b) as to each person whom the Member proposes to nominate for election as a Director: (i) all information that would be required by Articles 15.25(b) to 15.25(f) if such nominee was a Nominating Member, except such information shall also include the business address and residence address of the person; (ii) the principal occupation or employment of the person; (iii) all information relating to such person that is required to be disclosed in solicitations of proxies for appointment of Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act or any successor provisions thereto, and any other information relating to the person that would be required to be disclosed pursuant to any applicable law and rules of the Commission or of the Designated Stock Exchange; and (iv) a description of all direct and indirect compensation and other material monetary arrangements and understandings during the past three years, and any other material relationship, between or among any Nominating Member and its Affiliates and associates, on the one hand, and each proposed nominee, his respective Affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K of the Exchange Act if such Nominating Member were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant.

26 JERLAW-48606233.3 Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a Director if elected. The Company may require any proposed nominee to furnish such other information as may be reasonably required by the Company to determine the eligibility of such proposed nominee to serve as an independent Director of the Company in accordance with the rules of the Designated Stock Exchange. 15.29 Unless otherwise provided by: (i) the terms of these Articles; (ii) any series of Preferred Shares; or (iii) any agreement among Members or other agreement, in the case of this clause (iii), approved by the Directors, only persons who are nominated in accordance with the procedures set forth above, shall be eligible to serve as Directors. If the chair of a general meeting determines that a proposed nomination was not made in compliance with these Articles, he or she shall declare to the general meeting that nomination is defective and such defective nomination shall be disregarded. Notwithstanding the foregoing provisions of these Articles, if the Nominating Member (or a qualified representative of the Nominating Member) does not appear at the general meeting to present the nomination, such nomination shall be disregarded. 15.30 Subject to the other provisions of these Articles, the Company may by Ordinary Resolution appoint any person to be a Director. 15.31 Subject to these Articles, a Director shall hold office until the expiry of his or her term as contemplated by Article 20.2 or, until such time as he or she vacates office in accordance with Article 25.1. 15.32 No person shall be eligible for election as a Director of the Company unless nominated in accordance with the procedures set forth in this Article. If the chair of an annual general meeting determines that a nomination was not made in accordance with the foregoing procedures, the chair shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. This Article 15 shall not apply to any nomination of a Director (a) in an election in which only the holders of one or more series of Preferred Shares of the Company are entitled to vote (unless otherwise provided in the terms of such series of Preferred Shares) or (b) by the Directors pursuant to Article 21.3. Written resolutions 15.33 Members may pass a resolution in writing without holding a meeting if the following conditions are met: (a) all Members entitled to vote must receive:

27 JERLAW-48606233.3 (i) a copy of the resolution; and (ii) a statement informing the Members: (A) how to signify agreement to the resolution; and (B) as to the date by which the resolution must be passed if it is not to lapse (or if no date is given the resolution shall lapse 28 days after the circulation date); (b) the specified majority of Members entitled to vote: (i) sign a document; or (ii) sign several documents in the like form each signed by one or more of those Members; and (c) the signed document or documents is or are delivered to the Company at the place and by the time nominated by the Company in the notice of the resolution including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose. Such written resolution shall be as effective as if it had been passed at a meeting of all Members entitled to vote duly convened and held. 15.34 Each Member shall have one vote for each Share he holds which confers the right to receive and vote on a written resolution and unless the resolution in writing signed by the Member is silent, in which case all Shares held are deemed to have been voted, the number of Shares specified in the resolution in writing shall be deemed to have been voted. 15.35 If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly. 16 Proceedings at meetings of Members Quorum 16.1 No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. The quorum for general meetings is: (a) if the Company has only one Member, that Member present in person or by proxy; or (b) if the Company has more than one Member, at least two Members present in person or by proxy (so long as at least two individuals form the quorum).

28 JERLAW-48606233.3 Use of technology 16.2 (i) A person may participate at a general meeting by conference telephone or other communications equipment or technology by means of which persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as a presence in person at that meeting, irrespective of whether the general meeting is held only through a combination of physical venues and/or virtually. (ii) The inability of one or more Members to access, or to continue to access, the meeting using virtual meeting technology will not affect the validity of the meeting or any business conducted at the meeting, provided that sufficient Members are able to participate in the meeting as are required to constitute a quorum. (iii) If, before or during a general meeting, any technical difficulty occurs, which may materially impact the participation of Members who are not present in the same location as the chair of the meeting, the chair may: (a) continue the meeting; or (b) adjourn the meeting until the difficulty is remedied or to such other time and location as the chair deems appropriate. Lack of quorum 16.3 If a quorum is not present within 30 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply: (a) if the meeting was requisitioned by Members entitled to vote, it shall be cancelled; or (b) in any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. Adjournment 16.4 When a meeting is adjourned to another time and place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. 16.5 A determination of the Members of record entitled to notice of or to vote at a general meeting shall apply to any adjournment of such meeting unless the Directors fix a new record date for

29 JERLAW-48606233.3 the adjourned meeting, but the Directors shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting. 16.6 The chair may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. 16.7 When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed. Chair 16.8 The chair of the board of Directors shall preside as chair at every general meeting of the Company. If at any meeting the chair of the board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, the Directors present shall elect one of their number as chair of the meeting or if all the Directors present decline to take the chair, the Members present shall choose one of their own number to be the chair of the meeting. Right of a Director or auditor's representative to attend and speak 16.9 Even if a Director or a representative of the auditor (if any) is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares. Method of voting 16.10 All resolutions put to the vote of the meeting shall be decided on a poll. Each Member shall have one vote for each Share he holds which confers the right to receive and vote on a resolution put to the vote of a meeting, unless any Share carries special voting rights. Taking of a poll 16.11 A poll shall be taken in such manner as the chair directs and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. 16.12 A poll demanded on the election of a chair or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chair of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

30 JERLAW-48606233.3 Chair has casting vote 16.13 In the case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote. 17 Voting rights of Members Right to vote 17.1 Unless their Shares carry no right to vote, or unless an amount presently payable has not been paid, all Members are entitled to vote at a general meeting and all Members holding Shares of a particular class are entitled to vote at a meeting of the holders of that class of Shares (whether present in person or by proxy). 17.2 Members may vote in person or by proxy. 17.3 A Member who is entitled to vote shall have one vote for each Share he holds, unless any Share carries special voting rights. 17.4 A fraction of a Share carrying the right to vote shall entitle its holder to an equivalent fraction of one vote. 17.5 No Member is bound to vote all its Shares or any of them, nor is he bound to vote each of his Shares in the same way. 17.6 No Member shall be entitled to vote at any general meeting unless all sums presently payable by such Member in respect of Shares in the Company have been paid. Rights of Joint Holders 17.7 If Shares are held jointly, only one of the Joint Holders may vote. If more than one of the Joint Holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the Register of Members shall be accepted to the exclusion of the votes of the other Joint Holders. Member with mental disorder 17.8 A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Island or elsewhere) in matters concerning mental disorder may vote by that Member's receiver, curator bonis or other person authorised or appointed by that court. 17.9 For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

31 JERLAW-48606233.3 Objections to admissibility of votes 17.10 An objection to the validity of a person's vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered and every vote not disallowed at the meeting shall be valid. Any objection duly made shall be referred to the chair whose decision shall be final and conclusive. Form of proxy 17.11 An instrument appointing a proxy shall be in any usual or common form (or in any other form approved by the Directors) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll. A Member may appoint more than one proxy to attend on the same occasion. 17.12 An instrument appointing a proxy that is in writing must be signed in one of the following ways: (a) by the Member; (b) by the Member's authorised attorney; or (c) if the Member is a corporation or other body corporate, under seal or signed by a duly authorised signatory (including an authorised officer, secretary or attorney). If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records. 17.13 The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy. 17.14 A Member may revoke the appointment of a proxy by notice to the Company duly signed in accordance with Article 17.12 prior to the time specified by the Company for the revocation of proxies for the meeting or adjourned meeting, but no earlier than 48 hours prior to the meeting; (for which purpose no account shall be taken of any part of a day that is not a working day); but such revocation will not affect the validity of any acts carried out by the proxy before the Directors of the Company had actual notice of the revocation. How and when proxy is to be delivered 17.15 Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed, or a copy of the authority certified notarially or in any other way approved by the Directors, must be delivered so that it is received by the Company prior to the time specified by the Company for voting by proxy at the meeting. They must be delivered in either of the following ways: (a) in the case of an instrument in writing, it must be left at or sent by post:

32 JERLAW-48606233.3 (i) to the registered office of the Company; or (ii) to such other place within the Island specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting; or (b) if, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified: (i) in the notice convening the meeting; (ii) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or (iii) in any invitation to appoint a proxy issued by the Company in relation to the meeting. 17.16 Where a poll is taken, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under Article 17.15. 17.17 If the form of appointment of proxy is not delivered on time, it is invalid. Voting by proxy 17.18 A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution, a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid. 18 Corporations Acting by Representatives at Meeting 18.1 Save where otherwise provided, a corporate Member must act by one or more duly authorised representatives. 18.2 A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing. 18.3 The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used. 18.4 The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

33 JERLAW-48606233.3 18.5 Where a duly authorised representative is present at a meeting that Member is deemed to be present in person, and the acts of the duly authorised representative are personal acts of that Member. 18.6 A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company, but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation. 19 Clearing Houses If a clearing house or depository (or its nominee) is a Member it may, by resolution of its Directors, other governing body or authorised individual(s) or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members; provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member of the Company holding the number and class of Shares specified in such authorisation. 20 Directors 20.1 The minimum number of Directors shall be one and the maximum number of Directors shall be fourteen, unless increased or decreased from time to time by the Directors. So long as Shares are listed on the Designated Stock Exchange, the board of Directors shall include such number of "independent directors" as the relevant rules applicable to the listing of any Shares on the Designated Stock Exchange require. 20.2 The Directors shall be divided into three classes: Class I, Class II and Class III. The classes for the Directors shall be as determined by a resolution of the board of directors. At the first annual general meeting of Members, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At the second annual general meeting of Members, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the third annual general meeting of Members, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the Directors shall shorten the term of any incumbent Director.

34 JERLAW-48606233.3 21 Appointment, disqualification and removal of Directors No age limit 21.1 There is no age limit for Directors save that they must be aged at least 18 years. No corporate Directors 21.2 A Director must be a natural person. Appointment of Directors 21.3 Subject to applicable law and the listing rules of the Designated Stock Exchange: (a) the Directors may appoint any person to be a Director as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors; and (b) the Company may by Ordinary Resolution appoint any person to be a Director (subject to the requirements of Article 15). Removal of Directors 21.4 A Director may be removed from office by the Members by Special Resolution for cause or by the board of Directors by resolution made by the Directors, with or without cause, at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). Filling of vacancies 21.5 A vacancy on the board of Directors may be filled only by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, subject to these Articles, applicable law and the listing rules of the Designated Stock Exchange. Resignation of Directors 21.6 A Director may at any time resign the office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions. 21.7 Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date on which the notice is delivered to the Company.

35 JERLAW-48606233.3 Corporate governance policies 21.8 The Directors may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Directors on various corporate governance related matters, as the Directors shall determine by resolution from time to time. No shareholding qualification 21.9 A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of Shares of the Company. 22 Directors' Fees and Expenses 22.1 The Directors may receive such remuneration as the Directors may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Directors or committees of the Directors or general meetings or separate meetings of any class of securities of the Company or otherwise in connection with the discharge of his duties as a Director. 22.2 Any Director who performs services which in the opinion of the Directors go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for, by or pursuant to any other Article. 23 Powers and duties of Directors 23.1 Subject to the provisions of the Law, the Memorandum, these Articles and any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. 23.2 No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles or any direction given by Special Resolution. However, to the extent allowed by the Law, Members may in accordance with the Law validate any prior or future act of the Directors which would otherwise be in breach of their duties.

36 JERLAW-48606233.3 24 Delegation of powers Power to delegate any of the Directors' powers to a committee 24.1 The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; provided that any committee so formed shall include amongst its members at least two Directors unless otherwise required by applicable law or the rules of the Designated Stock Exchange; provided further that no committee shall have the power or authority to (a) recommend to the Members an amendment of these Articles (except that a committee may, to the extent authorised in the resolution or resolutions providing for the issuance of Shares adopted by the Directors as provided under the laws of Jersey, fix the designations and any of the preferences or rights of such Shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such Shares for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares of the Company); (b) adopt an agreement of merger or consolidation; (c) recommend to the Members the sale, lease or exchange of all or substantially all of the Company's property and assets; (d) recommend to the Members a dissolution of the Company or a revocation of a dissolution; (e) recommend to the Members an amendment of the Memorandum; or (f) declare a dividend or authorise the issuance of Shares unless the resolution establishing such committee (or the charter of such committee approved by the Directors) permits the committee to so declare or authorize. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. 24.2 Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors. Power to appoint an agent of the Company 24.3 The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person's powers. The Directors may make that appointment: (a) by causing the Company to enter into a power of attorney or agreement; or (b) in any other manner they determine. Power to appoint an attorney or authorised signatory of the Company 24.4 The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of

37 JERLAW-48606233.3 persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him. 24.5 Any power of attorney or other appointment may contain such provision for the protection and convenience of persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person. Management 24.6 The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph. 24.7 The Directors from time to time and at any time may establish any advisory committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such advisory committees or local boards and may appoint any agents of the Company and may fix the remuneration of any of the aforesaid. 24.8 The Directors from time to time and at any time may delegate to any such advisory committee, local board or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local advisory committee or board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. 24.9 Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them. 24.10 The Directors shall elect, by the affirmative vote of a majority of the Directors then in office, a chair. The chair of the board of Directors shall be a Director or an officer of the Company. Subject to the provisions of these Articles and the direction of the Directors, the chair of the board of Directors shall perform all duties and have all powers which are commonly incident to the position of chair of a board or which are delegated to him or her by the Directors, preside at all general meetings and meetings of the Directors at which he or she is present and have such powers and perform such duties as the Directors may from time to time prescribe. 25 Disqualification of Directors 25.1 Subject to these Articles, the office of Director shall be vacated, if the Director: (a) becomes bankrupt or makes any arrangement or composition with his creditors;

38 JERLAW-48606233.3 (b) dies or is found to be or becomes, in the opinion of a registered medical practitioner by whom he is being treated, physically or mentally incapable of acting as a Director; (c) resigns his office by notice to the Company in accordance with Articles 21.6 and 21.7; (d) is prohibited by applicable law or the Designated Stock Exchange from being a Director; (e) without special leave of absence from the Directors, is absent from meetings of the Directors for six consecutive months and the Directors resolve that his office be vacated; or (f) is removed from office pursuant to these Articles or any other agreement between the Director and the Company or any of its subsidiaries. 25.2 If the office of Director is terminated or vacated for any reason, he shall thereupon cease to be a member of any committee of the board of Directors of the Company. 26 Meetings of Directors Regulation of Directors' meetings 26.1 Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. Calling meetings 26.2 The chair of the board of Directors, a majority of the Directors or the Secretary on request of a Director may at any time summon a meeting of the Directors by twenty-four (24) hour notice to each Director in person, by telephone, facsimile, electronic email, or in such other manner as the Directors may from time to time determine, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the Directors. Use of technology 26.3 A Director or Directors may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in

39 JERLAW-48606233.3 person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chair is located at the start of the meeting. Quorum 26.4 The quorum for the transaction of business at a meeting of Directors (including any adjourned meeting) shall be a majority of the number of Directors in office, but shall not be less than two. Every act or decision done or made by a majority of the Directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Directors, subject to the provisions of these Articles and other applicable law. The contemporaneous linking together by telephone or other electronic means of a sufficient number of Directors to constitute a quorum, constitutes a meeting of the Directors. 26.5 If a quorum is not present within 30 minutes from the time specified for a meeting of Directors, or if, during a meeting, a quorum ceases to be present, then the meeting shall be adjourned to the same day in the next week at the same time and place or such other day, time and place as the Director(s) calling such meeting may determine. Voting 26.6 A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chair shall have a second or casting vote. 26.7 The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose. Validity 26.8 All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be. 27 Permissible Directors' interests and disclosure 27.1 Subject to these Articles and the Law, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that

40 JERLAW-48606233.3 he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. 27.2 A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement. Any Director who enters into a contract or arrangement or has a relationship that is reasonably likely to be implicated under this Article 27.2 or that would reasonably be likely to affect a Director's status as an "Independent Director" under applicable law or the rules of the Designated Stock Exchange shall disclose the nature of his or her interest in any such contract or arrangement in which he is interested or any such relationship. 27.3 Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to reasonable expense reimbursement consistent with the Company's policies in connection with such Director's service in his official capacity; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company. 28 Minutes 28.1 The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording: (a) all appointments of officers made by the Directors; (b) the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and (c) all resolutions and proceedings at all meetings of the Company or the holders of any class of Shares, and of the Directors and of committees of Directors. Written resolutions 28.2 The Directors may pass a resolution in writing without holding a meeting if the following conditions are met:

41 JERLAW-48606233.3 (a) all Directors are given notice of the resolution; (b) the resolution is set out in a document or documents indicating that it is a written resolution; (c) all of the Directors: (i) sign a document; or (ii) sign several documents in the like form each signed by one or more Directors; and (d) the signed document or documents is or are delivered to the Company, including, if the Company so nominates by delivery of an Electronic Record, by Electronic means to the address specified for that purpose. 28.3 Such written resolution shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs. 29 Dividends Payment of dividends by Directors 29.1 Subject to the provisions of the Law, the Directors may pay dividends in accordance with the respective rights of the Members. Any dividend shall not be a debt owed by the Company until such time as payment of the dividend is made. 29.2 In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies: (a) if the Company has different classes of Shares, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears; (b) subject to the provisions of the Law, the Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment; and (c) if the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

42 JERLAW-48606233.3 Apportionment of dividends 29.3 Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly. Right of set off 29.4 The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company in relation to a Share. Power to pay other than in cash 29.5 If the Directors so determine, any resolution determining a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets or the issue of Shares. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following: (a) issue fractional Shares; (b) fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and (c) vest some assets in trustees. How payments may be made 29.6 A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways: (a) if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose, by wire transfer to that bank account; or (b) by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share. 29.7 For the purpose of Article 29.6(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of Article 29.6(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

43 JERLAW-48606233.3 29.8 If two or more persons are registered as Joint Holders, a dividend (or other amount) payable on or in respect of that Share may be paid as follows: (a) to the registered address of the Joint Holder of the Share who is named first on the Register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or (b) to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record. 29.9 Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share. Dividends or other monies not to bear interest in absence of special rights 29.10 Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest. Unclaimed Dividends 29.11 All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Subject to any applicable unclaimed property or other laws, any dividend unclaimed after a period of ten (10) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Directors of any unclaimed dividend or other sums payable on or in respect of a Share into a separate account shall not constitute the Company a trustee in respect thereof. 30 Accounts and audits Accounting and other records 30.1 The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law. No automatic right of inspection 30.2 The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions. 30.3 The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company

44 JERLAW-48606233.3 or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorised by the Directors. 30.4 The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law. Sending of accounts and reports 30.5 The Company's accounts and associated Directors' report and auditor's report (if any) that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if: (a) they are sent to that person in accordance with the notice provisions in Article 36; or (b) they are published on a website providing that person is given separate notice of: (i) the fact that the documents have been published on the website; (ii) the address of the website; (iii) the place on the website where the documents may be accessed; and (iv) how they may be accessed. 30.6 If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under Article 30.7. Time of receipt if documents are published on a website 30.7 Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least 14 clear days before the date of the meeting at which they are to be laid if: (a) the documents are published on the website throughout a period beginning at least 14 clear days before the date of the meeting and ending with the conclusion of the meeting; and (b) the person is given at least 14 clear days' notice of the meeting.

45 JERLAW-48606233.3 Validity despite accidental error in publication on website 30.8 If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because by accident: (a) those documents are published in a different place on the website to the place notified; or (b) they are published for only part of the period from the date of notification until the conclusion of that meeting. When accounts are to be audited 30.9 The accounts relating to the Company's affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited. 31 Audit 31.1 The Directors or, if authorised to do so, the audit committee of the Directors, may nominate for appointment by the Company at each relevant annual general meeting an auditor of the Company, who shall hold office until the next annual general meeting or until otherwise removed from office by a resolution of the Directors (where applicable) and the Directors (or the Company in general meeting) may fix his or her remuneration. 31.2 Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors. 32 Seal Company seal 32.1 The Company may have a seal if the Directors so determine. Official seal 32.2 Subject to the provisions of the Law, the Company may also have: (a) an official seal or seals for use in any place or places outside the Island. Each such official seal shall be a facsimile of the original seal of the Company but shall have added on its face the name of the country, territory or place where it is to be used or the words "branch seal"; and

46 JERLAW-48606233.3 (b) an official seal for use only in connection with the sealing of securities issued by the Company and such official seal shall be a copy of the common seal of the Company but shall in addition bear the word "securities". When and how seal is to be used 32.3 A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways: (a) by a Director and the Secretary; or (b) by a single Director. If no seal is adopted or used 32.4 If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner: (a) by a Director and the Secretary; or (b) by a single Director; or (c) by any other person authorised by the Directors; or (d) in any other manner permitted by the Law. Power to allow non-manual signatures and facsimile printing of seal 32.5 The Directors may determine that either or both of the following applies: (a) that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction; and/or (b) that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature. Validity of execution 32.6 If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

47 JERLAW-48606233.3 33 Officers 33.1 Subject to these Articles, the Directors may from time to time appoint any person, whether or not a Director of the Company, to hold the office of the chair of the board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, one or more Vice Presidents or such other Officers as the Directors may think necessary for the administration of the Company, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. 33.2 The appointee must consent in writing to holding that office. 33.3 Any appointment of a Director to an executive office shall terminate if he ceases to be a Director but without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director. 33.4 Where a chair is appointed he shall, unless unable to do so, preside at every meeting of Directors. 33.5 If there is no chair, or if the chair is unable to preside at a meeting, that meeting may select its own chair or the Directors may nominate one of their number to act in place of the chair should he ever not be available. 33.6 Subject to the provisions of the Law and Article 33.7, the Directors may also appoint any person, who need not be a Director, as Secretary, for such period and on such terms, including as to remuneration, as they think fit. 33.7 The Secretary must consent in writing to holding that office. 33.8 A Director, Secretary or other Officer of the Company may not hold office, or perform the services, of auditor. 34 Register of Directors and Officers The Company shall cause to be kept in one or more books at its office a Register of Directors in which there shall be entered the full names and addresses of the Directors and such other particulars as required by the Law. 35 Capitalisation of profits Capitalisation of profits or of any stated capital account or capital redemption reserve Subject to the Law and these Articles, the Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts (including a stated capital account or a capital redemption reserve) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits

48 JERLAW-48606233.3 by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions. The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned. 36 Notices Form of notices 36.1 Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company's Website, provided that, (i) with respect to notification via electronic means, the Company has obtained the Member's prior express positive confirmation in writing to receive or otherwise have made available to him notices in such fashion, and (ii) with respect to posting to Company's Website, notification of such posting is provided to such Member. In the case of Joint Holders of a Share, all notices shall be given to that one of the Joint Holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the Joint Holders. 36.2 An affidavit of the mailing or other means of giving any notice of any general meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Company giving the notice, shall be prima facie evidence of the giving of such notice. 36.3 Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened. Signatures 36.4 A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver. 36.5 An Electronic Record may be signed by an Electronic Signature.

49 JERLAW-48606233.3 Evidence of transmission 36.6 A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver. 36.7 A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient. Delivery of notices 36.8 Any notice or other document, if served by (a) post, shall be deemed to have been served when the letter containing the same is posted, or (b) facsimile, shall be deemed to have been served upon confirmation of successful transmission, or (c) recognised courier service, shall be deemed to have been served when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier, or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations. Giving notice to a deceased or bankrupt Member 36.9 Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or Joint Holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the Share. Saving provisions 36.10 A Member present, either in person or by proxy, at any general meeting or at any meeting of the Members holding any class of Shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called. 36.11 Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the Register of Members, has been duly given to a person from which he derives his title. 36.12 None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

50 JERLAW-48606233.3 37 Authentication of Electronic Records Application of Articles 37.1 Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 37.2 or Article 37.4 applies. Authentication of documents sent by Members by Electronic means 37.2 An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied: (a) the Member or each Member, as the case may be, signed the original document, and for this purpose original document includes several documents in like form signed by one or more of those Members; (b) the Electronic Record of the original document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and (c) Article 37.7 does not apply. 37.3 For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 37.7 applies. Authentication of document sent by the Secretary or Officers by Electronic means 37.4 An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied: (a) the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose original document includes several documents in like form signed by the Secretary or one or more of those Officers; (b) the Electronic Record of the original document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and (c) Article 37.7 does not apply.

51 JERLAW-48606233.3 This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company. 37.5 For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 37.7 applies. Manner of signing 37.6 For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles. Saving provision 37.7 A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably: (a) believes that the signature of the signatory has been altered after the signatory had signed the original document; (b) believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or (c) otherwise doubts the authenticity of the Electronic Record of the document; and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit. 38 Information 38.1 No Member, as such, shall be entitled to require discovery of any information in respect of any detail of the Company's trading or any information which is or may be in the nature of a trade secret or other confidential or proprietary information related to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the Members of the Company to communicate to the public. 38.2 The Directors shall be entitled (but not required, except as provided by law) to release or disclose any information in their possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

52 JERLAW-48606233.3 39 Indemnity Indemnity 39.1 To the fullest extent permitted by law, the Company shall indemnify every Director and Officer of the Company or any predecessor to the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer of the Company or any predecessor to the Company, and the successors and assigns of each of the foregoing, and may indemnify any person (other than current and former Directors and Officers) (any such Director or Officer, an Indemnified Person), out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions in connection with the Company other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect. Each Member agrees to waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person, or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any actual fraud or wilful default which may attach to such Indemnified Person. 39.2 The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person. 39.3 The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other Officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company. 39.4 Neither any amendment nor repeal of these Articles set forth under this heading of Indemnity (the Indemnification Articles), nor the adoption of any provision of these Articles or

53 JERLAW-48606233.3 Memorandum of Association inconsistent with the Indemnification Articles, shall eliminate or reduce the effect of the Indemnification Articles, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for these Indemnification Articles, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. 40 Forum Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's Members, (iii) any action asserting a claim arising pursuant to any provision of the Law or these Articles (in each case, as they may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the courts of the Island of Jersey. 41 Financial Year Unless the Directors otherwise prescribe, the financial year of the Company shall begin on January 1 in each year and shall end on December 31 in such year. 42 Winding up Distribution of assets in specie 42.1 If the Company is wound up, the liquidator or the Directors, as the case may be, shall, subject to these Articles and any other sanction required by the Law, apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up: (a) if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company's issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the number of Shares held by them; or (b) if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company's issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the number of Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company. 42.2 If the Company is wound up, the liquidator or the Directors, as the case may be, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division

54 JERLAW-48606233.3 shall be carried out as between the Members or different classes of Members. The liquidator or the Directors, as the case may be, may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability. 43 Business Opportunities 43.1 To the fullest extent permitted by applicable law, no individual serving as a Director or an Officer (Management) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by applicable law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company. 43.2 Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge. 43.3 To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by applicable law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past. 44 Scheme of Arrangement 44.1 In this Article 44, references to the “Scheme” are to the scheme of arrangement between the Company and the holders of Scheme Shares (as defined in the Scheme) dated 31 July 2025 (with or subject to any modification, addition or condition approved or imposed by the Royal Court of Jersey and agreed by the Company and Harmony) under Article 125 of the Companies Law and terms defined in the Scheme shall have the same meanings in this Article. 44.2 Notwithstanding any other provisions in these Articles, if the Company issues any MAC Shares other than to any Harmony Group Member or its nominee(s) on or after the date of the adoption of this Article and prior to the Scheme Record Time such MAC Shares shall be issued subject

55 JERLAW-48606233.3 to the terms of the Scheme and the holder or holders of such MAC Shares shall be bound by the Scheme accordingly. 44.3 Notwithstanding any other provision of these Articles, if any MAC Shares are issued to, or transferred or held by, any person or their nominee other than Harmony or its nominee(s) (a “New Member”) at or after the Scheme Record Time, such MAC Shares (the “Post-Scheme Shares”) will, provided that the Scheme has become effective, be immediately transferred to Harmony or its nominee(s) (which shall be obliged to acquire all of those Post-Scheme Shares) in consideration of and conditional on the payment to the New Member of the same consideration per MAC Share as would have been payable to a holder of the Scheme Shares under the Scheme. 44.4 On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and / or consolidation), the value of the consideration per MAC Share to be paid under Article 44.3 above shall be adjusted by the Directors in such manner as the auditors of the Company or an independent investment bank selected by the Company (whichever in their absolute discretion the Directors may elect) may determine to be fair and reasonable to the New Member reflecting such reorganisation or alteration. References in this Article to MAC Shares shall, following such adjustment, be construed accordingly. 44.5 The consideration to be paid for any MAC Shares transferred under Article 44.3 or 44.4 will be paid as soon as practicable and in any event no later than 14 days after the date of transfer of such MAC Shares and the payment of such consideration shall constitute a complete discharge to Harmony (or its nominee(s), as applicable) and the Company in respect of their obligations. 44.6 To give effect to any such transfer required by this Article, the Company may hereby appoint any person as appointee or agent of the New Member to execute and deliver a form of transfer on behalf of the New Member in favour of Harmony (or, if applicable, its nominee(s)) and to do all such things and execute and deliver such documents as may, in the opinion of the appointee or agent, be necessary or desirable to vest such Post-Scheme Shares in Harmony (or its nominee(s), if applicable). Pending the registration 129 of Harmony (or its nominee(s), if applicable) as the holder of any Post-Scheme Shares to be transferred pursuant to this Article, each New Member hereby irrevocably appoints Harmony as its appointee and / or agent and / or otherwise to exercise on its behalf (in place of and to the exclusion of the relevant New Member) any voting rights attached to the Post-Scheme Shares and any or all rights and privileges attaching to the Post-Scheme Shares, to sign any consent to short notice of any general or separate class meeting of the Company and on the New Member’s behalf to execute a Proxy Form in respect of its Post-Scheme Shares appointing any person nominated by Harmony (or its nominee(s), if applicable) to attend general and separate class meetings of the Company and authorises the Company to send to Harmony and / or its nominee(s) any notice, circular, warrant or other document or communication which may be required to be sent to them as a member of the Company, such that from the Effective Date, no New Member shall be entitled to exercise any voting rights attached to the Post-Scheme Shares or any other rights or privileges attaching to the Post-Scheme Shares. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares.

56 JERLAW-48606233.3 44.7 Notwithstanding any other provision of these Articles, neither the Company nor the Directors shall register the transfer of any Scheme Shares effected between the Scheme Record Time and the date on which the Scheme becomes effective, other than to Harmony or its nominee(s) pursuant to the Scheme. 44.8 If the Scheme shall not have become effective by the applicable date referred to in (or otherwise set in accordance with) clause 6(b) of the Scheme, this Article 44 shall cease to be of any effect.